Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

312-569-1000

Fax: 312-569-3000

www.drinkerbiddle.com

August 27, 2012

Via Edgar Transmission

Houghton R. Hallock

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Funds (the “Trust”)

Preliminary Information Statement

File Nos. 33-73404 and 811-08236

Dear Mr. Hallock:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission on the Trust’s Preliminary Information Statement and accompanying Letter to Shareholders filed on August 10, 2012 pursuant to Rule 14c-5(a) of the Securities and Exchange Act of 1934, as amended.

1. Comment: Pursuant to the terms of the exemptive order that the Trust has received from the Securities and Exchange Commission, state the aggregate fees paid to the adviser and the subadvisers of the Multi-Manager International Equity Fund (both as a dollar amount and as a percentage of net assets).

    Response: Although the Trust does not agree that disclosure of the fees as a percentage of net assets is required under the Trust’s exemptive order, the Trust will add the aggregate fees paid to the adviser and the subadvisers of the Multi-Manager International Equity Fund as a percentage of net assets of the Fund.

2. Comment: With regard to the Trustee’s considerations in approving the subadvisory agreement with EARNEST Partners LLC, please provide: (a) a description of the conclusions the Trustees made with regard to each factor and (b) a statement disclosing what factors, if any, the Trustees identified as controlling factors in their decision.

August 27, 2012

Response: The Trust believes that the disclosure in the Preliminary Information Statement satisfies the requirements of Item 22(c)(11) of Schedule 14A. No revisions to the disclosure have been made in response to this comment.

We believe that the foregoing fully responds to your comments and these changes will be reflected in the Trust’s Definitive Information Statement. Please call the undersigned at (312) 569-1167 with any questions concerning the foregoing.

Sincerely,

/s/ Veena K. Jain

Veena K. Jain